Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business/Financial Editors:
    Vermilion Energy Trust Announces a 12% Increase in Cash Distribution

    CALGARY, Dec. 14 /CNW/ - Vermilion Energy Trust ("Vermilion" or the
"Trust") is pleased to announce a 12% increase to the cash distribution from
$0.17 per month to $0.19 per month per trust unit beginning with the December distribution payable on January 15, 2008 to all unitholders of record on
December 31, 2007. The ex-distribution date for this payment is December 27,
2007.
    Vermilion has developed a business model which includes a focus on maintaining a low payout ratio and a strong balance sheet. Based on the strength of the Trust's current financial position and solid operational outlook, management believes that this distribution increase is consistent with its ongoing strategy. The Trust is committed to delivering a long-term stable stream of distributions to its unitholders. Over the past five years,
Vermilion has distributed 58 consecutive monthly distribution payments of
$0.17 per unit for a cumulative distribution of $9.86 since inception as a
Trust in January 2003. Vermilion's value-driven growth strategy, underpinned by a strengthening commodity price environment over that period, has resulted in the Trust's cash payout ratio dropping to less than 40% of funds from operations, the lowest payout ratio in the sector. Vermilion has consistently delivered growth in both production and reserves on a per-unit basis, while maintaining total payout (including distributions, development capital expenditures and contributions to the reclamation fund) at less than 100% of funds from operations.
    Vermilion's projected development capital program for 2008 of
$182 million has been conservatively predicated on a budgeted oil price of
US$70 per barrel (WTI) and a natural gas price of C$6.75 per mcf (AECO), compared to the current forward strip of over US$90 per barrel (WTI) and
C$7.00 per mcf. Vermilion's production is significantly leveraged to oil prices with approximately 75% of the Trust's production generating revenues based on the price of oil. In addition, the Trust's financial position is one of the strongest among its peer group.
    Vermilion has assembled a diversified portfolio of international oil-weighted assets that provide near-term and long-term opportunities for growth. The Trust will continue to manage the pace of growth to ensure the sustainability and longevity of its operations.
    Vermilion holds approximately 42% of the outstanding shares of Verenex
Energy Inc. ("Verenex"), a junior international exploration company that is successfully exploring for oil in Libya. Verenex has cased all of the first seven wells it has drilled in Libya, and five of these have been tested resulting in cumulative test production of over 75,000 barrels of oil per day.
Verenex will continue to drill on these lands and has identified over 45 prospects and leads that it will pursue over the next several years. Verenex is also reviewing a plan to put its initial discoveries into commercial production over the next 12-18 months. Vermilion's equity position in Verenex has an approximate worth approaching $175 million. Vermilion ultimately plans to monetize its equity position, providing an additional source of funds with which to grow the Trust, without the need of issuing additional Vermilion units.
    Vermilion will continue to pursue a value creation strategy, with a mission to provide superior rewards for all its stakeholders. Vermilion Energy
Trust focuses on the acquisition, development and optimization of mature producing properties in Western Canada, Western Europe and Australia.
Vermilion achieves value creation through the execution of asset optimization programs and strategic acquisitions. Vermilion also exposes its unitholders to significant upside opportunities while limiting capital risk. Management and directors of the Trust hold approximately 9% of the outstanding units and are dedicated to consistently delivering superior rewards for all its stakeholders. Vermilion Energy Trust trades on the Toronto Stock Exchange under the symbol VET.UN

    This document contains forward-looking financial and operational information as to the Trust's internal projections and expectations relating to future events or performance. In some cases, forward-looking information can be identified by terminology such as "may", "will", "should", "expects",
"projects", "anticipates" and similar expressions. These statements represent management's expectations concerning future operating results or the economic performance of the Trust and are subject to a number of risks and uncertainties that could materially affect results. These risks include, but are not limited to future commodity prices, exchange rates, interest rates, geological risk, reserves risk, political risk, product demand and transportation restrictions, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed by such forward-looking statements.
Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted.
    %SEDAR: 00018945E          %CIK: 0001293135

    /For further information: Paul Beique, Director Investor Relations, 2800,
400 - 4th Avenue S.W., Calgary, Alberta, T2P 0J4, Phone: (403) 269-4884, Fax:
(403) 264-6306, IR Toll Free: 1-866-895-8101, www.vermilionenergy.com/
    (VET.UN.)

CO:  Vermilion Energy Trust

CNW 07:00e 14-DEC-07